The Dresher Family of Funds
715 Twining Road, Suite 202
Dresher, PA  19025


Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of The Dresher Family of Funds (the 'Company'), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, 'Custody of Investments by Registered Management Investment Companies,' of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2002 and from January 1, 2002 through June 28, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2002 and from January 1, 2002 through June 28, 2002 with respect to securities reflected in the investment account of the Company.


The Dresher Family of Funds

By:

/s/ David S. Butterworth
David S. Butterworth
Treasurer